SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 18, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of June 30, 2010,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of June 30, 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of June 30, 2010, and the related consolidated statements of income and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2009, which were presented for comparative purposes, we report that:

a)
On February 11, 2010, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2009.

b)
On August 6, 2009, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2009, which included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements.

The financial statements as of June 30, 2009 originally issued were adjusted to give retroactive effect to the merger with Nuevo Banco Bisel S.A., as mentioned in note 3.1. the accompanying financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
  As of June 30, 2010, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 18,960,718, none of which was due as of that date.

City of Buenos Aires,
       August 4, 2010

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
JUNE 30, 2010

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009
ASSETS

A. CASH
Cash on hand	1,009,602	1,110,141
Due from banks and correspondents
Central Bank of Argentina	2,162,920	2,693,319
Local Other	47,375	11,299
Foreign	495,637	324,410
Other	246	237
	3,715,780	4,139,406

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts		659,371
Holdings for trading or financial intermediation	2,141,337	1,114,043
Unlisted government securities	68,229	73,645
Instruments issued by the Central Bank of Argentina	5,008,881	4,565,724
less: Allowances (Exhibit J)		(44)
	7,218,447	6,412,739

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	231,319	205,817
To the financial sector
Interfinancing (granted call)	25,000	50,000
Other financing to Argentine Financial Institutions	69,117	40,442
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	276	474
To the non-financial private sector and foreign residents
Overdrafts	1,615,733	1,348,982
Documents	1,296,635	1,396,939
Mortgage loans	766,832	716,390
Pledged loans	293,504	261,251
Personal loans	3,952,249	3,400,982
Credit cards	949,011	893,450
Other (Note 6.1.)	2,622,531	2,075,770
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	168,580	172,589
less: Unearned discount	(18,666)	(20,466)
less: Allowances (Exhibit J)	(391,171)	(416,233)
	11,580,950	10,126,387

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	2,013,916	1,259,703
Amounts receivable from spot and forward sales pending settlement	533,570	1,343
Securities and foreign currency receivable from spot and forward purchases pending settlement	171,427	592,941
Unlisted corporate bonds (Exhibits B, C and D)	152,904	30,104
Receivables from forward transactions without delivery of underlying asset	1,786	5,295
Other receivables not covered by debtors classification standards (Note 6.2)	618,120	547,927
Other receivables covered by debtors classification standards (Exhibits B, C and D)	59,395	65,461
less: Allowances (Exhibit J)	(231,513)	(230,655)
	3,319,605	2,272,119

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	206,065	242,550
less: Allowances (Exhibit J)	(2,497)	(3,314)
	203,568	239,236

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	386,270	347,862
Other	38,741	50,192
less: Allowances (Exhibit J)	(664)	(747)
	424,347	397,307

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	9,629	12,231
Minimum presumed income tax - Tax Credit		10,170
Other (Note 6.3.)	339,204	319,837
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	616	481
Other accrued interest and adjustments receivable	73
less: Allowances (Exhibit J)	(13,790)	(13,949)
	335,732	328,770

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	388,524	396,645

I. OTHER ASSETS (Exhibit F)	118,106	112,874

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	50,829	55,045
Organization and development costs	163,142	147,568
	213,971	202,613

K. ITEMS PENDING ALLOCATION	1,336	2,637

TOTAL ASSETS	27,520,366	24,630,733

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009
LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	4,058,219	3,046,958
From the financial sector	14,017	14,046
From the non-financial private sector and foreign residents
Checking accounts	3,230,919	2,649,706
Savings accounts	3,332,421	3,177,739
Time deposits	7,440,753	7,138,604
Investment accounts	275,265	52,286
Other (Note 6.4.)	461,376	396,100
Accrued interest, adjustments, foreign exchange and quoted price differences payables	52,442	61,213
	18,865,412	16,536,652

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	1,710	1,849
Banks and International Institutions (Exhibit I)	31,814	219,743
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	615,390	601,016
Amounts payable for spot and forward purchases pending settlement	172,024	540,290
Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,354,892	1,047,557
Financing received from Argentine financial institutions (Exhibit I)
Interfinancing - (received call)	54,778	145,000
Other financing received from Argentine Financial Institutions	18,167	18,957
Accrued interest payables	13	78
Receivables from forward transactions without delivery of underlying asset	15
Other (Note 6.5. and Exhibit I)	655,318	645,582
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	46,482	50,383
	3,950,603	3,270,455

N. OTHER LIABILITIES
Other (Note 6.6.)	418,689	814,251
	418,689	814,251

O. PROVISIONS (Exhibit J)	80,050	74,411

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	592,198	572,473

Q. ITEMS PENDING ALLOCATION	2,931	3,690

TOTAL LIABILITIES	23,909,883	21,271,932

SHAREHOLDERS' EQUITY (As per related statement)	3,610,483	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	27,520,366	24,630,733

Jorge H. Brito
 Chairperson

BALANCE SHEETS
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	9,978,494	10,311,074

Contingent	4,489,427	4,162,339
Guarantees received	3,838,810	3,656,155
Other not covered by debtors classification standards	289	359
Contingent debit-balance contra accounts	650,328	505,825
Control	5,106,185	5,126,009
Receivables classified as irrecoverable	769,387	784,046
Other (Note 6.7.)	4,057,148	4,080,777
Control debit-balance contra accounts	279,650	261,186
Derivatives	382,882	1,022,726
Notional value of put options taken (Note 11.d))	25,012	25,229
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	56,917	461,234
Interest rate swap (Note 11.b))	157,505	157,917
Derivatives debit-balance contra accounts	143,448	378,346

CREDIT-BALANCE ACCOUNTS	9,978,494	10,311,074

Contingent	4,489,427	4,162,339
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	88,098	124,324
Other guarantees provided not covered by debtors classification standards	131,171	130,826
Other covered by debtors classification standards (Exhibits B, C and D)	431,059	250,675
Contingent credit-balance contra accounts	3,839,099	3,656,514
Control	5,106,185	5,126,009
Checks to be credited	279,650	261,186
Control credit-balance contra accounts	4,826,535	4,864,823
Derivatives	382,882	1,022,726
Notional value of call option sold (Note 11.e))	24,336	22,030
Notional value of put options sold (Note 11.c))	62,207	69,900
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	56,905	286,416
Derivatives credit-balance contra account	239,434	644,380

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	06/30/2009 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	18	37
Interest on loans to the financial sector	4,777	5,551
Interest on overdrafts	115,716	175,022
Interest on documents	68,945	103,006
Interest on mortgage loans	51,844	50,052
Interest on pledged loans	24,155	31,318
Interest on credit card loans	89,619	89,805
Interest on other loans	616,504	516,015
Interest on other receivables from financial intermediation	420	60
Income from government and private securities, net (Note 6.8.)	527,019	486,915
Income from guaranteed loans - Presidential Decree No. 1,387/01	589	3,155
CER (Benchmark Stabilization Coefficient) adjustment	2,787	7,438
CVS (Salary Variation Coefficient) adjustment	324	364
Difference in quoted prices of gold and foreign currency	85,078	81,399
Other (Note 6.9.)	56,155	192,844
	1,643,950	1,742,981

B. FINANCIAL EXPENSE
Interest on checking accounts	3,449	8,032
Interest on savings accounts	9,049	8,064
Interest on time deposits	436,666	591,851
Interest on interfinancing received loans (received call)	2,174	452
Interest on other financing from Financial Institutions	3	3
Interest on other liabilities from financial intermediation	31,395	42,404
Interest on subordinated bonds	28,254	26,714
Other interest	966	1,605
CER adjustment	2,800	2,516
Contribution to Deposit Guarantee Fund	15,033	13,460
Other (Note 6.10.)	72,248	65,566
	602,037	760,667

GROSS INTERMEDIATION MARGIN - GAIN	1,041,913	982,314

C. PROVISION FOR LOAN LOSSES	56,130	46,538

D. SERVICE-CHARGE INCOME
Related to lending transactions	33,229	22,556
Related to deposits	345,335	306,690
Other commissions	16,009	15,739
Other (Note 6.11.)	146,772	114,096
	541,345	459,081

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	06/30/2009 (1)

E. SERVICE-CHARGE EXPENSE
Commissions	32,186	26,398
Other (Note 6.12.)	89,171	75,703
	121,357	102,101

F. ADMINISTRATIVE EXPENSES
Personnel expenses	513,981	423,134
Directors' and statutory auditors' fees	17,564	25,258
Other professional fees	34,565	27,990
Advertising and publicity	21,139	16,329
Taxes	45,741	35,819
Depreciation of equipment	26,733	24,809
Amortization of organization costs	18,463	14,662
Other operating expenses (Note 6.13.)	105,884	90,242
Other	9,014	8,872
	793,084	667,115

NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	612,687	625,641

G. OTHER INCOME
Income from long-term investments	42,591	65,703
Penalty interest	14,886	11,998
Recovered loans and allowances reversed	32,414	21,581
CER adjustments	63	31
Other (Note 6.14.)	38,517	26,953
	128,471	126,266

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	8	5
Charges for other receivables uncollectibility and other allowances	9,792	25,845
Amortization of differences related to court orders	8,160	8,863
Depreciation and loss of other assets	1,433	3,859
Goodwill amortization	4,216	4,216
Other (Note 6.15.)	9,978	15,174
	33,587	57,962

NET INCOME BEFORE INCOME TAX - GAIN	707,571	693,945

I. INCOME TAX (Note 4.)	239,500	374,750

NET INCOME FOR THE PERIOD - GAIN	468,071	319,195

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010								06/30/2009 (1)
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	613,753		211	1,747,091	3,358,801	2,821,911

Own shares reacquired									(56,665)

Distribution of Unappropriated earnings, which was approved by the shareholders’ meeting of April 6, 2010 and May 12, 2009, respectively:
-Legal Earning Reserved				150,387			(150,387)
-Cash Dividends							(208,070)	(208,070)	(149,870)
-Normative Earning Reserved					55,527		(55,527)
-Tax on Personal Assests							(8,319)	(8,319)	(10,040)

Reversal of special reserve from Corporate Bonds					(30,247)		30,247

Net income for the period - Gain							468,071	468,071	319,195

Balances at the end of the period	594,485	398,750	4,511	764,140	25,280	211	1,823,106	3,610,483	2,924,531

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	06/30/2009 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	4,139,611	3,083,272
Cash at end of the period	3,895,235	2,923,799
Net decrease in cash	(244,376)	(159,473)

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	1,585,204	(1,105,742)
Loans
To the financial sector	1,302	84,718
To the non-financial government sector	(23,874)	(27,204)
To the non-financial private sector and foreign residents	(493,237)	1,069,183
Other receivables from financial intermediation	(1,558,580)	(752,033)
Assets subject to financial leases	62,839	91,220
Deposits
From the financial sector	(28)	(11,243)
From the non-financial government sector	959,322	(270,130)
From the non-financial private sector and foreign residents	913,213	991,486
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(92,396)	(24,519)
Others (except liabilities included under financing activities)	(256,243)	532,245
Collections related to service-charge income	539,100	456,677
Payments related to service-charge expenses	(120,840)	(102,982)
Administrative expenses paid	(775,532)	(632,266)
Payment of organization and development costs	(31,375)	(17,603)
Net collections related to punitive interest	14,878	11,993
Differences from payments related to court orders	(10,966)	(14,296)
Collections of dividends from other companies	15,766
Other collections related to other income and losses	36,929	8,439
Net payments from other operating activities	(42,368)	(96,376)
Payment of income tax	(566,879)	(214,039)

Net cash flows generated / (used) in operating activities	156,235	(22,472)

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
 (Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	06/30/2009 (1)
Investing activities
Net payments for bank premises and equipment	(17,008)	(5,158)
Net (payments)/collections for other assets	(7,919)	4,989
Other payments for other investing activities	(132)	(126)
Net cash flows used in investing activities	(25,059)	(295)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(27,959)	(69,648)
Central Bank of Argentina
Other Other	(139)	(76,995)
Banks and International Institutions	(189,237)	(30,116)
Subordinated corporate bonds	(29,214)	(43,013)
Financing received from Argentine financial institutions	(858)	(4,738)
Dividend payments	(208,070)
Other payments for financing activities
Own shares reacquired		(56,665)
Net cash flows used in financing activities	(455,477)	(281,175)

Financial income and holding gains on cash and cash equivalents	79,925	144,469

Net decrease in cash	(244,376)	(159,473)

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.        OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In December 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. (see note 2.6), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock in 2007.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of June 30, 2010 and December 31, 2009, the deposits of the Misiones Provincial Government amounted to 807,093 and 458,678 (including 62,323 and 61,159 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2010 and December 31, 2009, the deposits of the Salta Provincial Government amounted to 612,446 and 259,912 (including 107,281 and 111,370 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of June 30, 2010 and December 31, 2009, the deposits of the Jujuy Provincial Government amounted to 477,726 and 347,028 (including 60,609 and 54,815 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Tucumán Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

In addition, on June 30, 2010, the service agreement was extended through July 8, 2021.

As of June 30, 2010 and December 31, 2009, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 970,170 and 426,832 (including 292,977 and 271,381 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As June 30, 2010 and December 31, 2009, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 5,038 and 3,986 respectively.

Also, as of June 30, 2010 and 2009, the net income recorded through the method mentioned in the previous paragraph, amounted to 4,781 and 3,797, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of June 30, 2010 and December 31, 2009, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 20 and 10, respectively.

As of June 30, 2010, net income booked according to the method mentioned in the previous paragraph totaled 4,131, while as of June 30, 2009, the Bank did not book any net income.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” jointly controlled on a 50-50% basis.  The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of June 30, 2010, the joint venture had not started its activities yet.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.1.e)).

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange ratio. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedades de Bolsa).

Subsequently, the BCBA, the Central Bank of Argentina (BCRA) and the CNV (Argentine Securities Commission), authorized the abovementioned merger, which was registered with the IGJ (Business Associations Regulatory Agency). Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of former Nuevo Banco Bisel S.A.

Finally, on August 18, 2009, the BCRA reported Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa sold those shares. (see also note 3.1.)

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

2.7.	Banco Privado de Inversiones S.A

After a period of negotiations, on March 30, 2010, the Bank signed a share purchase agreement, under which, subject to satisfaction of certain conditions, including the approval of the operation by the BCRA, will acquire shares representing 100% of share capital and votes of Banco Privado de Inversiones S.A. for USD 23.3 million. Banco Privado de Inversiones S.A. has a broad customer and corporate base that will allow the Bank to increase the credit card business volume in an area where the Bank considers appropriate to expand its business. The transaction will also allow Banco Macro S.A. to provide services to more customers with the current structure, to supplement business lines and achieve more economies of scale, facilitating a more efficient financing structure for Banco Privado S.A. and enabling its customers to access a broader geographic coverage network.

It is noteworthy that, based on the financial information provided by Banco Privado de Inversiones S.A. (unaudited information), as of March 31, 2010, such bank has assets amounting to 431,914, liabilities amounting to 408,119 and shareholders’ equity amounting to 23,795.

At the date of issuance of these financial statements, the BCRA has not issued in this respect.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under BCRA rules, the balance sheet as of June 30, 2010, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2010, are presented comparatively with those of the same period in the prior fiscal year.

Additionally, and mainly as a result of the merger described in note 2.6., the Bank’s financial statements and supplementary information as of June 30, 2009, were restated for comparative purposes and, as a result, we consolidated the statements of income, changes in shareholders’ equity, and cash flows of Banco Macro S.A. and former Nuevo Banco Bisel S.A. as of June 30, 2009, eliminating the receivables and payables between both banks, considering the sale of the minority shareholders’ shares mentioned in note 2.6 and generating:

i)	Increase in Banco Macro S.A.’s capital stock, as a result of the merger according to the exchange relationship established in the merger agreement between both banks.

ii)	The difference between the face value of minority shares of former Nuevo Banco Bisel S.A. and the value of such shares valued by the equity method was recorded in stock issuance premium.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and BCRA Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements were:

a)    Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and the year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for those dates.

b)    Government and private securities:

b.1)    Listed:

i.
Holdings in special investment accounts: in accordance with the provisions of BCRA Communiqués “A” 4,676, 4,861 of June 5, 2007, and October 30, 2008, as supplemented, the Bank chose to classify certain holdings as of December 31, 2009 as “Special investment accounts”. Those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the contra account, as further described below.

When the market value of each security were lower than the book value, the accrual of the internal rate of return and the CER was recorded in a contra balance sheet account created for this purpose, until the book value equals the market value. This contra account was recognized in the income statement when the market value of the securities is above their book value.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In accordance with BCRA Communiqué “A” 5,024, the holdings of Argentine government securities and BCRA monetary regulation instruments recorded under this valuation system should be reversed and booked at market value, by at least 25% at the end of each calendar quarter in 2010. Therefore, the offset account should be reversed proportionately in due time. As of June 30, 2010, all of the holdings were reversed.

ii.
Holdings for trading or financial intermediation and instruments issued by BCRA: they were valued at the quoted price of each security effective at the last business day of the period and the year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

b.2)    Unlisted:

i.
Unlisted government securities: they were valued in accordance with BCRA Communiqué “A” 4,898. Such communiqué, that specifically develops valuation method for certain assistance to the non-financial government sector, sets comparisons of market, present and book values, as the case may be, as well as the potential use of contra accounts.

In particular, in the case of holdings of government securities without volatility published and included on the list of present values published by BCRA, Communiqué “A” 4,898 provides that they should be valued at the higher of the present value published by the BCRA and the book value as of January 31, 2009, net of interest collected after such date and the related contra account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an contra account created to such end until the book value equals the present value, and such contra account is reversed into income when the present value exceeds the book value of those holdings.

The present values published by BCRA are based on the yield curve for securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

ii.	Instruments issued by BCRA: they were valued at their cost value increased exponentially by their internal rate of return, as provided by BCRA Communiqué “A” 4,414.

c)    Guaranteed loans – Presidential Decree No. 1,387/01:

As of June 30, 2010 and December 31, 2009, they were valued in accordance with BCRA Communiqué “A” 4,898. Such communiqué, that specifically develops valuation method for certain loans to the non-financial government sector, sets comparisons of market, present and book values, as the case may be, as well as the potential use of contra accounts.

Particularly, in the case of guaranteed loans issued by the Argentine Government under Decree No. 1387/01, Communiqué “A” 4,898, establishes that they should be valued at the higher of the present value published by the BCRA and the book value as of January 31, 2009, net of interest collected after such date and the related offset account (book value) as further explained in note 3.3.b.2).i.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

d)   Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)   CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts and unlisted government securities: as explained in note 3.3.b.1).i and 3.3.b.2)i, respectively.

e.2)	Guaranteed loans: as explained in note 3.3.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through period-end and year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - contingent commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period and year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

ii.	Unlisted: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in note 3.3.a), as the case may be.

ii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificates of participation. As of June 30, 2010 and December 31, 2009, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iii.
Other certificates of participation: they were stated at amortized value increased, as the case may be, by interest accrued until the last business day of each period and year, respectively, translated into Argentine pesos according to the method described in note 3.3.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by BCRA Communiqué "A" 4,414 and supplementary regulations.

h.5)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end and year-end, respectively, translated into pesos pursuant to the method described in note 3.3.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

i)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under BCRA rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in BCRA Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the BCRA informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)
Put options sold on Boden 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of the period and fiscal year, respectively.

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each period-end and year-end, respectively, translated into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
The purchase cost of own shares reaquired was debited to the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury". The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also note 9.).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the period ended June 30, 2010, and 2009 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of June 30, 2010 and December 31, 2009, such securities total 179,455 and 205, respectively, while as of June 30, 2009, the Bank did not record securities under this condition.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of June 30, 2010, and 2009, the Bank accrued an income tax expense of 239,500 and 374,750, respectively; hence, no minimum presumed income tax should be assessed for such periods (see also note 6.6.).

Additionally, as of June 30, 2010, the Bank made income tax prepayments for 145,846 for the 2010 tax year, which were recorded in the Other receivables account.

Furthermore, as of June 30, 2010, and 2009, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 20,700 and 17,600, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of June 30, 2010, it capitalized income tax prepayments in the amount of 8,735 for the 2010 tax year, which were recorded in the Other receivables account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25 and 52/2009, approved Technical Resolutions Nos. 23 through 27, respectively.  In this regard, Technical Resolutions No. 26 and 27 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2011.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements and taking into account notes 2.6. y 3.1.:

5.1.	Valuation standards

The main items with differences in valuation matters as of June 30, 2010 compared to December 31, 2009, are as follows:

	Adjustments under professional accounting standards
	Stand-Alone financial statements			Consolidated financial statements
	To equity		To income	To equity		To income
Item	06/30/2010	12/31/2009	06/30/2010	06/30/2010	12/31/2009	06/30/2010
Government securities and assistance to the government sector (a)
Holdings in special investment accounts		237,913	(237,913)		237,913	(237,913)
Holdings of unlisted government securities	5,385	6,446	(1,061)	9,165	9,160	5
Unlisted instruments issued by the Central Bank	(17,489)	(3,470)	(14,019)	(17,669)	(2,392)	(15,277)
Guaranteed loans – Presidential Decree No. 1,387/01	(16,504)	8,817	(25,321)	(16,522)	8,805	(25,327)

Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(123,448)	(127,663)	4,215	(123,448)	(127,663)	4,215
Acquisition of Banco del Tucumán S.A.	(3,003)	(2,477)	(526)	(3,003)	(2,477)	(526)
Other	(59,952)	(67,070)	7,118	(59,952)	(67,070)	7,118
Investments in other companies (c)	10,347	9,621	726
Intangible Assets – Organization and Development Costs (d)	(51,816)	(48,998)	(2,818)	(52,883)	(50,378)	(2,505)

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Adjustments under professional accounting standards
	Stand-Alone financial statements			Consolidated financial statements
	To equity		To income	To equity		To income
Item	06/30/2010	12/31/2009	06/30/2010	06/30/2010	12/31/2009	06/30/2010

Deferred assets – Income tax (e)	93,822	39,446	54,376	101,654	46,667	54,987
Other assets (f)	8,833	2,832	6,001	8,833	2,832	6,001
Liabilities - Provisions (g)	(53,097)	(51,413)	(1,684)	(53,097)	(51,413)	(1,684)
Total	(206,922)	3,984	(210,906)	(206,922)	3,984	(210,906)

a)
Government securities and assistance to government sector: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in notes 3.3.b.1)i, 3.3.b.2) and 3.3.c). According to professional accounting standards, those holdings booked in special investment accounts for which the Bank does not show intention of keeping through their maturity and holdings of unlisted government securities and instruments issued by the BCRA, should be valued at their market value, whereas holdings of guaranteed loans should be valued at their present value. Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

b)
Business combinations: under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

c)	Subsidiary Banco del Tucumán S.A. prepared its financial statements in conformity with BCRA rules, which differ from professional accounting standards.

d)
Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to professional accounting standards, the above mentioned amounts are charged to expense.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

e)
Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

f)
The Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

g)
The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of June 30, 2010 and December 31, 2009, would have decreased by around 206,922 and increased by around 3,984, respectively. Consequently, income for the periods ended June 30, 2010 and 2009, would have decreased by 210,906 and increased by 350,132, respectively.

5.2.	Disclosure standards

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

c)
The Bank keeps under Intangible assets, positive goodwills (related to Banco del Tucumán S.A. and the merger of Nuevo Banco Bisel S.A.), and as of December 31, 2009 under Liability Provisions, a negative goodwill (related to the merger of Nuevo Banco Suquía S.A.). According to professional accounting standards, considering the statements in note 5.1.e), such goodwills should be disclosed under Goodwill.

d)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	06/30/2010	12/31/2009

Other loans	1,671,651	1,525,768
Export financing and prefinancing	947,504	540,447
Documentary credits	3,376	86
Government securities		9,469
	2,622,531	2,075,770

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	06/30/2010	12/31/2009

Certificates of participation in financial trusts	360,024	340,411
Debt securities in financial trusts	257,817	206,787
Other	279	729
	618,120	547,927

6.3)	Other receivables – Other

Tax prepayments	148,433	162,099
Sundry receivables	107,826	93,222
Security deposits	40,714	38,107
Advanced payments	32,628	17,489
Other	9,603	8,920
	339,204	319,837

6.4)	Deposits - Other

Expired time deposits	311,443	259,948
Unemployment fund for workers of the construction industry	83,765	75,323
Attachments	16,148	30,927
Special deposits related to inflows of foreign funds	5,537	7,440
Security deposits	2,198	2,158
Orders payable	379	437
Other	41,906	19,867
	461,376	396,100

6.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	138,928	114,204
Other withholdings and additional withholdings	105,543	94,870
Collections and other transactions on account and behalf of others	94,298	70,084
Purchase financing payables	78,147	90,529
Purchase of preferred shares of former Nuevo Banco Bisel S.A.- SEDESA (see note 7.1.e))	74,519	74,519
Miscellaneous not subject to minimum cash requirements	49,437	126,561
Miscellaneous subject to minimum cash requirements	43,417	18,718
Retirement pension payment orders pending settlement	41,229	26,363
Other	29,800	29,734
	655,318	645,582

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.6)	Other Liabilities - Other

	06/30/2010	12/31/2009

Taxes payable	317,913	682,215
Miscellaneous payables	49,314	50,942
Salaries and payroll taxes payable	23,802	51,366
Withholdings on salaries	17,366	14,030
Prepayment for the sale of assets	8,425	13,767
Other	1,869	1,931
	418,689	814,251

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,615,810	2,748,731
Checks not yet collected	631,407	587,927
Managed portfolios (see note 12)	362,783	375,029
Checks and securities to be debited	343,147	259,096
Checks and securities to be collected	104,001	109,994
	4,057,148	4,080,777

6.8)	Financial income – Net income from government and private securities

	06/30/2010	06/30/2009

Net income from government securities	508,977	402,919
Net income from participation in financial trusts	9,118	18,933
Other	8,924	65,063
	527,019	486,915

6.9)	Financial income – Other

Income from assets subject to financial lease	20,864	31,721
Interest on loans for export prefinancing and financing	14,225	37,836
Premiums on reverse repurchase agreements with the financial sector	13,038	49,725
Other	8,028	73,562
	56,155	192,844

6.10)	Financial expense – Other

Turnover tax	66,569	60,535
Premiums on repurchase agreements with the financial sector	2,195	1,175
Valuation allowance of loans to the government sector		3,735
Other	3,484	121
	72,248	65,566

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.11)	Service-charge income - Other

	06/30/2010	06/30/2009

Debit and credit card income	91,965	74,916
Service commissions – joint ventures (see note 2.5)	14,978	6,975
Rental of safe deposit boxes	11,782	8,988
Other	28,047	23,217
	146,772	114,096

6.12)	Service-charge expense - Other

Debit and credit card expense	35,146	29,174
Turnover tax	17,155	19,106
Collection agreements	14,481	13,350
Loan origination fees	10,889	3,922
Other	11,500	10,151
	89,171	75,703
6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	34,370	27,237
Security services	24,919	19,896
Electric power and communications	20,988	20,229
Leases	17,129	14,958
Stationery and office supplies	4,501	4,807
Insurance	3,977	3,115
	105,884	90,242

6.14)	Other income – Other

Other adjustments and interest on other receivables	5,083	5,498
Gain on transactions or sale of bank premises and equipment, and other assets	3,556	4,080
Services provided to Banco del Tucumán S.A.	2,899	2,721
Leases	263	409
Other	26,716	14,245
	38,517	26,953
6.15)	Other expense – Other

Donations	3,888	1,748
Turnover tax	1,228	1,145
Other	4,862	12,281
	9,978	15,174

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of June 30, 2010 and December 31, 2009, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 28,946 and 24,945 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA notes (NOBACs) for 8,866 and 27,128 (for a face value of 8,720 and 26,700), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 10,342 and 13,146 (for a face value of 10,400 and 13,000), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for 10,500 and 10,591 (for a face value of 10,676 and 10,424), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE).

e)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 64,280 and 66,428 (face value of 80,000), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

f)	Other government and private securities for 1,776 and 2,257, respectively.

7.2)	Loans:

Agreements for loans backed by pledges and unsecured loans for 5,960 and 9,876, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 245,509 and 217,420, respectively.

b)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,192 and 10,000 respectively, resulting from contributions made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) for 5,478 and 5,368, respectively, resulting from a contribution made by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

Other investments in other companies for 450, on both dates.

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 32,775 and 30,008, respectively

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)	Other security deposits for 7,939 and 8,099, respectively.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)	06/30/2010	12/31/2009

ASSETS

Cash		3,056			3,056	2,996

Loans				23,818	23,818	13,216

Other receivables from financial intermediation	40,690		27,834		68,524	70,105

Assets subject to financial leases				2,242	2,242	2,462

Other receivables	573				573	14,700

Items pending allocation	4				4	4

Total assets	41,267	3,056	27,834	26,060	98,217	103,483

LIABILITIES

Deposits		124	7,465	327,896	335,485	130,490

Other liabilities from financial intermediation	40,600		21,159		61,759	70,180

Other liabilities						64

Non subordinated corporate bonds		747			747

Total liabilities	40,600	871	28,624	327,896	397,991	200,734

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent				176,897	176,897

Debit-balance accounts –Control		112,423			112,423	432,639

Credit-balance accounts – Contingent	923	39,353	2,213		42,489	40,180

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)	06/30/2010	06/30/2009

INCOME (EXPENSE)

Financial income				222 (2)	222	1,664

Financial expense	(755)			(1,247)	(2,002)	(2,665)

Service-charge income	13	2	36	362	413	194

Other income	3,139				3,139	2,842

Total income (expense)	2,397	2	36	(663)	1,772	2,035

(1)
Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of June 30, 2010 and 2009, the net intermediation income from such transaction generated earnings for the Bank of around 32 and 29, respectively.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2010, amounts to 594,485. In addition, since December 31, 2004, the Bank’s capital stock has changed as follows:

- As of December 31, 2004	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (2)	36
- Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (3)	(60,000)
- Capital stock increase approved by the shareholders’ meeting of May 27, 2009 (4)	1,148
- Capital stock decrease approved by the shareholders’ meeting of September 10, 2009 (5)	(30,642)

As of June 30, 2010	594,485

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(1)
Related to the capital increase of up to 75,000,000 new common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On March 24, 2006, with prior approval of the US Security and Exchange Commission (SEC), the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

(2)
Related to the capital increase through the issuance of Ps. 35,536 new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the legal merger process of that bank.

(3)
Related to the reduction of the capital stock by 60,000,000 registered Class B shares entitled to 1 vote each with a face value of Ps. 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market went through in general. On April 21, 2009, and after BCBA authorization, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the I.G.J. registered, and the BCRA consented to the capital stock reduction.

(4)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the legal merger process of that bank (see also note 2.6.).

(5)
Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of Ps 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (3) above. On September 10, 2009, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. On November 23, December 29, 2009, January 15, March 15, 2010, and March 25, 2010, the BCBA consented to such capital reduction, the CNV authorized it, the IGJ recorded it and the BCRA was made aware thereof, respectively.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 06/30/2010		06/30/2010	12/31/2009

Subordinated	$	US 4,000,000	a)	$	US 200,000	511	963

Subordinated – Class 1	$	US 150,000,000	b.1)	$	US 150,000,000	591,687	571,510

Non Subordinated – Class 2	$	US 150,000,000	b.2)	$	US 106,395,000	433,041	418,257

Non Subordinated – Class 3	$	US 100,000,000	b.3)	$	US 63,995,000	198,419	198,478

Total						1,223,658	1,189,208

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

Through June 30, 2010, the Bank had amortized the equivalent of USD 3,800,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the BCRA; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds derived from such issuance to grant loans.

b.2)
On January 29, 2007, the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

b.3)
On June 7, 2007, the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) through b.3).

As a result of the macroeconomic context and fluctuations that the capital market went through in general, as of December 31, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000 of Class 2 and 3, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,291 (69,071 for the year ended December 31, 2009 and the remaining amount is related to prior years).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swaps.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Positions of transactions effective as of June 30, 2010 and December 31, 2009, are as follows:

Transaction	06/30/2010	12/31/2009

Net liability position of repurchase agreements	(2,195,321)	(454,961)

Net asset position of forward transactions without delivery of the underlying asset (a)	12	174,818

Interest rate swaps (b)	157,505	157,917

Position of put options sold on Boden 2012 and 2013 coupons (c)	62,207	69,900

Position of put options taken (d)	25,012	25,229

Position of call options sold (e)	24,336	22,030

Net income (loss) resulting from these transactions for the period ended June 30, 2010 and 2009, amount to income (loss):

Transaction	06/30/2010	06/30/2009

Premiums on reverse repurchase agreements	13,144	49,756

Premiums on repurchase agreements	(2,195)	(1,175)

Interest rate swaps	(1,988)	1,366

Forward foreign-currency transactions offset	6,426	64,799

Transactions with options	908	785

Total	16,295	115,531

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Rofex and MAE The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

Additionally, as of June 30, 2010, the Bank had forward Badlar rate trading transactions, (offsetting sales and purchases) which are agreed through MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their listed price upon maturity; the underlying asset is not delivered or received.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)	Related to the following interest rate swap transactions:

b.1)
The Bank and the BCRA agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of Ps 115,000,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in BCRA Communiqué “A” 4,776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of Ps. 42,505,000 and 41,917,000, respectively.

b.3)
As of December 31, 2009, the Bank agreed on swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of Ps. 1,000,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement expired on April 30, 2010.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)
As of June 30, 2010, this is related to a put option purchased of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XII and which eventually could be received by the Bank as payment of the assignment value established in the assignment of rights agreement signed on June 30, 2010 with Banco de Servicios y Transacciones S.A. The initial price was established in 25,000, which will accrue a minimum applicable rate of 17,5%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of December 31, 2009, this is related to a put option purchased of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series X. On February 4, 2010, the transaction with Credilogros Compañía Financiera S.A. was cancelled and the put option taken was thus annulled.

(e)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expires in September 2010 and is subject to repayment of a loan granted by the Bank.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2010 and December 31, 2009, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,329 and 14,359, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of June 30, 2010 and December 31, 2009, the loans portfolio managed amounts to 42,646 and 43,238, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2010 and December 31, 2009, the loans portfolio managed amounts to 76,812 and 78,911, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of June 30, 2010 and December 31, 2009, the portfolio managed by the Bank amounted to 111,283 and 114,328, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of June 30, 2010 and December 31, 2009, the portfolio managed by the Bank for principal and accrued interest amounted to 58,793 and 58,863, respectively.

f)	As of June 30, 2010 and December 31, 2009, the Bank had under its management other portfolios for total amounts of 58,920 and 65,330, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Furthermore, as of June 30, 2010 and December 31, 2009, subsidiary Banco del Tucumán S.A. managed the following portfolios:

a)	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 9,847 and 10,111, respectively.

b)	The trust agreement Fideicomiso Financiero BATUC I for a total of 17,610 and 17,903, respectively.

13.	MUTUAL FUNDS

As of June 30, 2010 the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Assets (a)

Pionero Pesos	370,545,832	514,627	395,947

Pionero Renta Ahorro	26,911,553	41,348	40,692

Pionero Latam	2,140,953	8,038	7,644

Pionero F.F. – Fideicomiso Financieros	43,651,404	60,116	58,835

Pionero Renta	14,765,699	40,025	35,973

Pionero Acciones	1,495,108	3,303	3,122

Pionero Renta Dólares	4,233,872	7,662	6,898

Pionero América	383,949	1,640	1,487

Galileo Event Driven F.C.I.	13,339,466	93,810	87,449

Galileo Argentina F.C.I.	2,142,564	11,868	10,901

(a)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 10.5653% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9,756 of February 9, 2010.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of June 30, 2010 and December 31, 2009, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 and 224,193, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial Trust	06/30/2010	12/31/2009

Certificates of participation:
Luján (a)	77,348	77,348
TST & AF (b)	37,414	3,116
Tucumán (c)	12,063	25,163
Gas Tucumán I (d)	7,250	8,730
Other (e)	2,117	1,861
Subtotal certificates of participation	136,192	116,218

Debt securities:
Underwriting agreements (f)	33,021	70,645
San Isidro (g)	90,371	82,925
Galtrust (h)	76,035
Created by Decree 976-01 (i)	49,441	31,570
Water Infraestructure Trust Decree 1381/01 (j)	6,306
Confibono (k)	1,679	12,709
Other	964	8,938
Subtotal debt securities	257,817	206,787
Total	394,009	323,005

(a)	Luján Trust

On May 20, 2003, the Luján Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to Federalia S.A. de Finanzas.

The main asset managed involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

On June 6, 2008, the Bank assigned and transferred all of the certificates of participation issued of the trust to Federalia S.A. de Finanzas on credit.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

On September 16, 2009, the Bank executed an agreement with Federalia S.A. de Finanzas, whereby the Bank purchased 100% of this trust’s certificates, paying part of the agreed price in cash and the rest by cancelling the seller’s payable to Banco Macro S.A. which is why those certificates were under a security agreement.

As per the latest accounting information available to date, corpus assets amounted to about 49,430. The recoverable value of corpus assets exceeds the Bank’s book values.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(b)	TST & AF Trust

As of June 30, 2010, the Bank is the beneficiary of 36.67% of the certificates of participation issued by Fideicomiso TST & AF (see also note 5.1.(a) to the consolidated financial statements). As December 31, 2009 the Bank was the beneficiary of 3.33% of them.

(c)	Tucumán Trust

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The purpose of the trust was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets (mainly, loans granted) amounted to about 19,495.

This trust will end with the full settlement of the certificates of participation.

(d)	GAS Tucumán I Trust

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as trustor, entered into a trust agreement called “Fideicomiso Financiero GAS Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 21,646 which were assigned to Banco Macro S.A.; the residual value of which amounted to 6,706.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 11,587.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

This trust will end with the full settlement of the certificates of participation.

(e)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of June 30, 2010 and December 31, 2009, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(f)
It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond and Tarjeta Shopping, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of the date of issuance of these financial statements, these subscriptions were practically settled in full.

(g)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each. Subsequently, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Additionally, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 19,500,000.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 176,384.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(h)	Galtrust Financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust.The purpose of the trust is to collect the corpus assets (BOGAR 2018) and settle the debt securities and certificates of participation issued.

BOGAR 2018 arise from the exchange of loans in US dollars granted by the trustor to several provincial governments in Argentina, secured with Federal Tax Revenue Sharing System, under Presidential Decree No. 1,579 issued on August 27, 2002.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 26% of the debt securities in force.

(i)	Created by Decree 976-01 Trust

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso Creado por Decreto 976-01”.

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422.

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 2% of the trust issues.

(j)	Water Infrastructure Trust Decree 1,381/01

On March 19, 2002, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso de Infraestructura Hídrica Decreto 1381/01”.

The purpose thereof is the development of projects, works, services and maintenance on water infrastructure, recovery of productive land, mitigation of floods in rural and semirural areas, among others. Trust assets (corpus assets) arise mainly from collecting tax on gas and CNG, equal to 5% of the price of a liter of gas and 9% of a cubic meter of CNG used as automobile fuel. Such tax was created by Law 26,181 and it shall be effective through 2029.

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 1% of the trust issues.

(k)	Includes private / publicly listed financial trust debt securities subscribed by the Bank for investment purposes, the corpus assets of which are related mainly to securitizations of consumer loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the latest accounting information available as of the date of issuance of these financial statements, the trust assets managed totaled 6,864.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of June 30, 2010 and December 31, 2009, the trusts’ assets managed amount to 340,739 and 383,533, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other trusts manage specific assets, mainly real property.

As of June 30, 2010 and December 31, 2009, the trusts’ assets managed amount to 239,694 and 190,506, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for June 2010 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 06/30/2010

Cash

Cash on hand	1,009,602

Amounts in BCRA accounts	2,162,920

Other receivables from financial intermediation

Special guarantee accounts with the BCRA	245,509

Total	3,418,031

18.	TAX CLAIMS

AFIP (Federal Public Revenue Agency) has reviewed the tax returns filed by the Bank related to income tax and minimum presumed income tax for prior years.

Additionally, provincial tax authorities have reviewed other taxes (mainly turnover tax) for prior fiscal years.

The most significant claims arising from the previous paragraphs are detailed below:

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a)
AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)
AFIP challenged the income tax returns filed by Banco Macro S.A. for the fiscal years ended from December 31, 2002, through December 31, 2004, and the minimum presumed income tax settlement of the Bank for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time of the compensation bonds resulting from the asymmetric conversion into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

On August 31, 2009, the Bank joined the system created by Law No. 26,476, regularizing the claim brought by tax authorities.

c)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond.

On December 29, 2008, the Bank filed a complaint challenging this and a precautionary measure with the Federal Administrative Tax Court in and for the City of Buenos Aires. On February 27, 2009, the precautionary measure was rejected and, therefore, an appeal was filed with Court of Appeals in and for the City of Buenos Aires.

d)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for tax periods 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond.

In October 2009, the Bank partially joined the regularization system created by DGR CABA General Resolution No. 1,489/09.

e)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. Subsequently, two appeals were filed with the Province of Buenos Aires Tax Appeal Court, which are still pending judgment.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

During the year 2008 the financial markets of the world's leading countries were rocked by volatility, lack of liquidity and credit. Consequently, a worldwide economic deceleration was evidenced by stock indexes on international markets. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility. However, they have not fully recovered and there are still high volatility levels.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end.
Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility. Subsequently, during the second quarter of 2010, the Argentine Government restructured of the government debt that had not been restructured upon the 2005 exchange.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the BCRA and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in notes 3.3.l.2), under BCRA Communiqués “A” 3,916 and “A” 4,686, as of June 30, 2010 and December 31, 2009, the Bank continued capitalizing in “Intangible assets” the amounts of 51,816 and 48,998 at stand-alone level, respectively, and a total of 53,003 and 50,532 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of June 30, 2010 and December 31, 2009, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,722 and 9,415 at the stand-alone level, respectively, and a total of 20,678 and 19,979 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
Through Communiqué “A” 5,072, the Central Bank established the procedure that should be followed by the financial institutions in the distribution of earnings. In this regard, the banks that will be distributing earnings will have to request express authorization from BCRA and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of the year ended December 31, 2009:

-	Capitalized amounts for differences resulting from compliance with court orders related to the dollarization of deposits and differences resulting from dollarization of court deposits.

-
The net positive difference between the book value and the market value, present value or discounted cash flow, as the case may be, of government debt securities and/ or Central Bank monetary regulation instruments.

Under BCRA standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of year-end as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.

b)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009	06/30/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local

Federal government bonds in pesos – Maturity: 2014			222,169
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014			191,384
Secured bonds under Presidential Decree No. 1,579/02			178,979
Federal government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Federal government bonds in US dollars at LIBOR - Maturity: 2012			1,784
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Federal government bonds in US dollars at LIBOR - Maturity: 2013			562
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts			659,371

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	1,811,042	1,811,042	1,822	6,205		6,205
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	183,242	183,242	1,463	186,484		186,484
Federal government bonds in US dollars at LIBOR - Maturity: 2012	59,987	59,987	52,603	3,222	27,160	30,382
Secured bonds under Presidential Decree No. 1,579/02	43,808	43,808	153	31,627		31,627
Consolidation bonds in pesos – Fourth series at 2%	22,663	22,663	599	1,121		1,121
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015	7,045	7,045	1,064	7,065		7,065
Consolidation bonds of social security payables in pesos – Fourth Series	5,074	5,074	610	823		823
Federal government bonds in pesos – Maturity: 2014	5,008	5,008	6,577	5,423		5,423
Consolidation bonds in pesos – Sixth series	1,467	1,467	382	1,070		1,070
Par bonds denominated in pesos - Maturity: 2038	1,070	1,070	261	45		45
Federal government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Other	931	931	2,289	8,931	34,534	43,465
Subtotal holdings for trading or financial intermediation		2,141,337	1,114,043	252,016	61,694	313,710

Unlisted government securities
- Local
Federal Government bonds in pesos at Badlar private + 3,50 - Maturity: 2013		41,275	44,541	41,275		41,275
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,530	19,160	18,530		18,530
Federal government bonds in pesos at variable rate - Maturity: 2013		8,137	9,738	8,137		8,137
Consolidation bonds in pesos – Second series at 2%		240	199	240		240
Discount bonds denominated in pesos - Maturity: 2033 (Governed by Argentine legislation)		35		35		35
Federal Government International bonds in US dollars at 8,75% - Maturity: 2017		11		11		11
Other		1	7	1		1
Subtotal unlisted government securities		68,229	73,645	68,229		68,229
Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009	06/30/2010
Name	Market value	Book balance	Book balance	Position Without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-11		294,371
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-01-10		28,277
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-29-10		20,143
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-06-10		8,730
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-09-10		7,671
Subtotal Central Bank of Argentina Bills - Under repo Transactions		359,192

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-21-10	377,899	377,899		377,899		377,899
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-28-10	139,636	139,636		180,326		180,326
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-15-10	20,519	20,519		20,519		20,519
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-22-10	11,698	11,698		11,698		11,698
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		549,752	196,021	590,442		590,442

Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-07-10		454,043		454,043		454,043
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-04-10		395,674		395,674		395,674
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-06-10		387,027		387,027		387,027
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-27-10		307,396		307,396		307,396
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-18-10		275,821		275,821		275,821
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-14-10		248,874		248,874		248,874
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-01-10		32,340		32,340		32,340
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-20-10		21,676		21,676		21,676
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-25-10		19,644		19,644		19,644
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-11-10		16,772		16,772		16,772
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-19-10			733,492
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio		2,159,267	2,246,840	2,159,267		2,159,267

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-18-11	3,048	3,048		3,048		3,048
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina Notes - Listed - Own portfolio		3,048	68,464	3,048		3,048

Subtotal Instruments issued by the Central Bank of Argentina		3,071,259	2,511,325	2,752,757		2,752,757

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009	06/30/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,071,259	2,511,325	2,752,757		2,752,757

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 11-21-10		964,949		964,948		964,948
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 09-29-10		464,156		464,156		464,156
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 07-21-10		307,391		307,391		307,391
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) - Maturity: 12-22-10		201,126		201,126		201,126
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-05-10			513,459
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-31-10			449,873
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-13-10			360,842
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-17-10			274,332
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 04-21-10			251,148
Central Bank of Argentina Internal Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			204,745

Subtotal Central Bank of Argentina Notes - Unlisted - Own portfolio		1,937,622	2,054,399	1,937,621		1,937,621
Total Instruments issued by the Central Bank of Argentina		5,008,881	4,565,724	4,690,378		4,690,378
Total Government securities		7,218,447	6,412,783	5,010,623	61,694	5,072,317

Total government and private Securities (2)		7,218,447	6,412,783	5,010,623	61,694	5,072,317

(1) Position without options as of June 30, 2010, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement related or not to repurchase agreements”, less “deposits” and  "spot and forward sales pending settlement related or not to reverse repurchase agreements". For the securities the book values of which differ from the market value, the latter is considered for the purposes of the calculation described above.
(2)  As of December 31, 2009 the Bank booked allowances for impairment in value amounting to 44 (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009

COMMERCIAL

In normal situation	6,212,319	5,045,066
With Senior “A” guarantees and counter-guarantees	204,713	215,706
With Senior “B” guarantees and counter-guarantees	842,815	635,715
Without Senior guarantees or counter-guarantees	5,164,791	4,193,645

Subject to special monitoring	117,024	114,424
In observation
With Senior “B” guarantees and counter-guarantees	12,821	5,805
Without Senior guarantees or counter-guarantees	85,191	104,281
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		3,932
Without Senior guarantees or counter-guarantees	19,012	406

Troubled	6,194	50,101
With Senior “B” guarantees and counter-guarantees	4,386	7,446
Without Senior guarantees or counter-guarantees	1,808	42,655

With high risk of insolvency	75,637	54,398
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	10,914	8,168
Without Senior guarantees or counter-guarantees	64,723	45,669

Irrecoverable	20,497	12,744
With Senior “B” guarantees and counter-guarantees	5,199	2,429
Without Senior guarantees or counter-guarantees	15,298	10,315

Subtotal Commercial	6,431,671	5,276,733

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009

CONSUMER

Performing	6,181,783	5,646,031
With Senior “A” guarantees and counter-guarantees	19,390	27,802
With Senior “B” guarantees and counter-guarantees	598,793	694,309
Without Senior guarantees or counter-guarantees	5,563,600	4,923,920

Low risk	86,595	92,514
With Senior “A” guarantees and counter-guarantees	94	23
With Senior “B” guarantees and counter-guarantees	9,464	11,912
Without Senior guarantees or counter-guarantees	77,037	80,579

Medium risk	66,982	81,561
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	6,571	12,836
Without Senior guarantees or counter-guarantees	60,410	68,725

High risk	106,824	125,204
With Senior “A” guarantees and counter-guarantees		191
With Senior “B” guarantees and counter-guarantees	7,078	11,505
Without Senior guarantees or counter-guarantees	99,746	113,508

Irrecoverable	45,773	46,061
With Senior “A” guarantees and counter-guarantees	33
With Senior “B” guarantees and counter-guarantees	10,777	9,477
Without Senior guarantees or counter-guarantees	34,963	36,584

Irrecoverable according to Central Bank's rules	259	342
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	259	340

Subtotal Consumer	6,488,216	5,991,713
Total	12,919,887	11,268,446

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,684,326	13.04	1,536,292	13.63
50 next largest customers	2,012,957	15.58	1,656,436	14.70
100 next largest customers	1,094,063	8.47	898,944	7.98
Other customers	8,128,541	62.91	7,176,774	63.69

Total	12,919,887	100.00	11,268,446	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	12	5,787	158,021	66,209	12,703	23,193	184,471	450,396

Financial sector		27,022	14,223	18,438	31,615	25,942	10,012	127,252

Non-financial private sector and foreign residents	253,019	3,232,997	1,369,181	1,603,392	1,524,512	1,759,433	2,599,705	12,342,239

Total	253,031	3,265,806	1,541,425	1,688,039	1,568,830	1,808,568	2,794,188	12,919,887

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	06/30/2010					12/31/2009	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	211,855	182,755	Financial institution	06/30/2010	43,960	235,573	32,358
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	20,032	28,374	Brokerage house	06/30/2010	12,886	20,015	2,409
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	11,887	14,509	Services	06/30/2010	6,567	11,753	787
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,000	1,503	Mutual funds management	06/30/2010	1,713	5,198	1,856
Foreign
Macro Bank Limited	Common	1	1	9,816,899	173,865	164,576	Financial institution	06/30/2010	9,817	173,865	9,289
Subtotal subsidiaries					418,639	391,717

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/09	23,599	61,176	15,838
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12/31/09	7,200	8,985	838
Visa Argentina S.A.	Common	1	1	953,178	863	862	Business services	05/31/09	1	152,041	99,275
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12/31/09	1,000	2,033	200
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12/31/09	650	2,157	186
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	119	119	Electronic information services	12/31/09	242	12,574	534
Macroaval S.G.R.	Common	1	1	30,500	31	31	Mutual guarantee association	12/31/09	250	6,080	324
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/09	5,658	15,317	5,698
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12/31/09	8,335	224,988	7,204
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	310	299	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	228	220	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	12	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Subtotal non-subsidiaries					5,022	5,002

Total in financial institutions, supplementary and authorized activities					423,661	396,719

In other companies
- Non-subsidiaries
In Argentina
Other					1,331	1,316
Foreign
SWIFT S.A.	Common	1	1	3	19	19	Services	12/31/09	744,150	1,553,963	83,800
Total in other companies					1,350	1,335

Total (1)					425,011	398,054

(1) As of June 30, 2010 and December 31, 2009,  the Bank booked allowances for impairment in value amounting for 664 and 747, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Depreciation for the period
	Net book value at beginning of				Years of useful		Net book value at end of the
Item	fiscal year	Increases	Transfers	Decreases	life	Amount	period
Bank premises and equipment
Buildings	266,952	4,412	1,604	2,140	50	5,068	265,760
Furniture and facilities	31,016	4,416			10	2,588	32,844
Machinery and equipment	80,702	9,148			5	15,630	74,220
Vehicles	17,975	1,216		44	5	3,447	15,700

Total	396,645	19,192	1,604	2,184		26,733	388,524

Other assets
Works in progress	15,088	8,299	(703)	77			22,607
Works of art	1,195	22					1,217
Prepayments for the purchase of assets	1,335						1,335
Foreclosed assets	17,816	127		4,352	50	159	13,432
Leased buildings	3,723			1,147	50	43	2,533
Stationery and office supplies	2,770	8,954		7,461			4,263
Other assets	70,947	4,206	(901)	652	50	881	72,719

Total	112,874	21,608	(1,604)	13,689		1,083	118,106

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book value at			Amortization for the period		Net book
	beginning of			useful		value at end
Item	fiscal year	Increases	Decreases	life	Amount	of the period
Goodwill (1)	55,045			10	4,216	50,829
Organization and development costs (2)	147,568	42,197		5	26,623	163,142
Total	202,613	42,197			30,839	213,971

(1)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A. and former Nuevo Banco Bisel S.A. acquisitions.

(2)
Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	3,764,515	19.95	2,827,065	17.10
50 next largest customers	1,781,583	9.44	1,657,156	10.02
100 next largest customers	1,094,415	5.80	1,004,916	6.08
Other customers	12,224,899	64.81	11,047,515	66.80

Total	18,865,412	100.00	16,536,652	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	14,056,970	2,716,101	989,185	682,681	412,415	8,060	18,865,412

Other liabilities from financial intermediation

Central Bank of Argentina	1,176			109		425	1,710
Banks and International Institutions	11,672	12,060	5,993	2,245			31,970
Non-subordinated corporate bonds		14,717	1,353		197,066	418,324	631,460
Financing received from Argentine financial institutions	55,308	744	1,116	2,232	4,464	39,350	103,214
Other	573,436	729	708	1,661	2,097	76,687	655,318
	641,592	28,250	9,170	6,247	203,627	534,786	1,423,672

Subordinated corporate bonds		511	1,917			589,770	592,198

Total	14,698,562	2,744,862	1,000,272	688,928	616,042	1,132,616	20,881,282

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period
ALLOWANCES
Government and private securities
For impairment in value	44	3		47
Loans
For uncollectibility risk and impairment in value	416,233	61,238	67,956	18,344	391,171
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,655	2,566	668	1,040	231,513
Assets subject to financial leases
For uncollectibility risk	3,314			817	2,497
Investments in other companies
For impairment in value	747			83	664
Other receivables
For uncollectibility risk	13,949	114	106	167	13,790

Total allowances	664,942	63,921	68,730	20,498	639,635

PROVISIONS
Contingent commitments	966			128	838
For negative goodwill	483			483
For other contingencies	63,547	9,405	3,362	100	69,490
Difference from court deposits dollarization	9,415	381		74	9,722

Total liabilities	74,411	9,786	3,362	785	80,050

(1) See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	583,249,498	1	583,249	583,249

Total	594,485,168		594,485	594,485

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010											12/31/2009
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	1,881,124	1,841,178	156	282	53	101	288	169	8	62	38,827	2,021,681
Government and private securities	78,799	78,799										1,162,697
Loans	2,037,789	2,037,241									548	1,825,296
Other receivables from financial intermediation	2,144,704	2,129,648	588								14,468	1,154,897
Assets subject to financial leases	65,715	65,715										72,334
Investments in other companies	174,434	174,434										165,126
Other receivables	36,035	36,033									2	28,816
Items pending allocation	269	269										210

Total	6,418,869	6,363,317	744	282	53	101	288	169	8	62	53,845	6,431,057

LIABILITIES
Deposits	3,039,630	3,039,630										2,926,410
Other liabilities from financial intermediation	729,429	680,810	123	95		18				18	48,365	1,845,306
Other liabilities	3,128	3,128										3,233
Subordinated corporate bonds	591,687	591,687										571,510
Items pending allocation	30	30										2

Total	4,363,904	4,315,285	123	95		18				18	48,365	5,346,461

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	814,421	814,412									9	780,318
Control	1,018,320	998,546	192	2		94					19,486	983,670
Derivatives	42,505	42,505										41,917
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	480,680	473,888									6,792	337,795
Derivatives	24,336	24,336										22,030

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009
Item	Total (1)	Total (1)

Loans
Overdrafts	827	1,374
Without Senior guarantees or counter-guarantees	827	1,374
Documents	30	1,092
Without Senior guarantees or counter-guarantees	30	1,092
Mortgage and pledged	856	1,148
With Senior “B” guarantees and counter-guarantees	856	1,105
Without Senior guarantees or counter-guarantees		43
Credit cards	796	7,487
Without Senior guarantees or counter-guarantees	796	7,487
Other	8,645	1,184
Without Senior guarantees or counter-guarantees	8,645	1,184

Total loans	11,154	12,285

Other receivables from financial intermediation	6,014	6,003

Assets subject to financial leases and other	1,989	2,143

Contingent Commitments	47,312	45,356

Investments in other companies	419,262	392,340

Total	485,731	458,127

Allowances / Provisions	300	313

(1) As of June 30, 2010, and December 31, 2009 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	average term of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	30		62,207

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	12	5		49,348

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,982,331

	Intermediation	Argentine	With delivery of	Over The Counter - Residents
Repo transactions	- own account	government securities	underlying asset	in Argentina - Financial Sector	1	1		294,371

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	3	2	1	39,988

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	6	2	1	11,929

	Intermediation		Daily settlement of	MAE (over-the-counter
Futures	- own account	Other	differences	electronic market)	7	6	1	10,000

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	4	2	30	51,905

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	99	90	42,505

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	40	30	115,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		06/30/2010	12/31/2009
ASSETS

A.	CASH
	Cash on hand	1,113,597	1,304,922
	Due from banks and correspondents
	Central Bank of Argentina	2,421,329	2,910,020
	Local Other	47,485	11,454
	Foreign	924,985	789,559
	Other	246	237
		4,507,642	5,016,192

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings in investment accounts		659,371
	Holdings for trading or financial intermediation	2,426,454	1,511,071
	Unlisted government securities	73,020	79,449
	Instruments issued by the Central Bank of Argentina	5,538,699	4,650,421
	Investments in listed private securities		773
	less: Allowances (Note 3.)		(44)
		8,038,173	6,901,041

C.	LOANS
	To the non-financial government sector	231,834	206,484
	To the financial sector
	Interfinancing - (granted call)	51,000	50,000
	Other financing to Argentine financial institutions	69,117	40,442
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	283	474
	To the non-financial private sector and foreign residents
	Overdrafts	1,671,842	1,436,292
	Documents	1,326,259	1,412,551
	Mortgage loans	791,168	746,762
	Pledged loans	295,100	262,508
	Personal loans	4,668,129	4,006,592
	Credit cards	1,021,873	950,098
	Other	2,739,846	2,271,756
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	184,659	182,168
	less: Unposted payments	(29)	(29)
	less: Unearned discount	(19,624)	(21,246)
	less: Allowances (Note 3.)	(420,118)	(448,045)
		12,611,339	11,096,807
Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		06/30/2010	12/31/2009
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,039,075	1,284,709
	Amounts receivable from spot and forward sales pending settlement	865,852	37,042
	Securities and foreign currency receivable from spot and forward purchases pending settlement	142,639	536,560
	Unlisted corporate bonds	283,363	123,793
	Receivables from forward transactions without delivery of underlying asset	1,786	5,295
	Other receivables not covered by debtors classification standards	701,762	635,280
	Other receivables covered by debtors classification standards	66,266	69,296
	Accrued interest receivables covered by debtors classification standards	6
	less: Allowances (Note 3.)	(232,915)	(231,219)
		3,867,834	2,460,756

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases	211,782	250,239
	less: Allowances (Note 3.)	(2,767)	(3,649)
		209,015	246,590

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	549	531
	Other	10,941	10,925
	less: Allowances (Note 3.)	(1,727)	(1,497)
		9,763	9,959

G.	OTHER RECEIVABLES
	Receivables from sale of assets	9,629	12,231
	Minimum presumed income tax - Tax Credit	110	10,280
	Other	363,256	357,483
	Accrued interest and adjustments receivable on receivables from sale of assets	616	481
	Other accrued interest and adjustments receivables	73
	less: Allowances (Note 3.)	(13,821)	(13,980)
		359,863	366,495

H.	BANK PREMISES AND EQUIPMENT, NET	426,510	433,625

I.	OTHER ASSETS	119,275	114,342

J.	INTANGIBLE ASSETS
	Goodwill	50,829	55,045
	Organization and development costs	170,804	155,529
		221,633	210,574

K.	ITEMS PENDING ALLOCATION	1,718	2,857

TOTAL ASSETS		30,372,765	26,859,238

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

LIABILITIES		06/30/2010	12/31/2009

L.	DEPOSITS
	From the non-financial government sector	5,134,544	3,613,924
	From the financial sector	14,203	14,052
	From the non-financial private sector and foreign residents
	Checking accounts	3,716,734	3,275,826
	Savings accounts	3,523,214	3,445,577
	Time deposits	8,090,918	7,711,471
	Investment accounts	275,265	52,286
	Other	486,191	416,503
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	54,377	63,227
		21,295,446	18,592,866

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	1,742	1,897
	Banks and International Institutions	31,814	219,743
	Non-subordinated Corporate Bonds	615,390	601,016
	Amounts payable for spot and forward purchases pending settlement	131,719	492,183
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,691,017	1,076,047
	Put options sold premiums		80
	Financing received from Argentine financial institutions
	Interfinancing (received call)	54,778	145,000
	Other financing received from Argentine financial Institutions	18,167	18,957
	Accrued interest payables	13	78
	Receivables from forward transactions without delivery of underlying asset	15
	Other	700,878	732,686
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	46,482	50,383
		4,292,015	3,338,070

N.	OTHER LIABILITIES
	Fees	258	624
	Other	460,361	883,458
		460,619	884,082

O.	PROVISIONS (Note 3.)	95,743	88,275

P.	SUBORDINATED CORPORATE BONDS	591,451	572,473

Q.	ITEMS PENDING ALLOCATION	3,109	3,987

	MINORITY INTERESTS IN SUBSIDIARIES	23,899	20,684

	TOTAL LIABILITIES	26,762,282	23,500,437

	SHAREHOLDERS' EQUITY	3,610,483	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		30,372,765	26,859,238

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	12,243,124	12,204,355

Contingent	4,711,011	4,430,261
Guarantees received	4,097,035	3,963,188
Other not covered by debtors classification standards	289	359
Contingent debit-balance contra accounts	613,687	466,714
Control	6,406,448	6,152,834
Receivables classified as irrecoverable	788,598	797,220
Other	5,338,200	5,094,428
Control debit-balance contra accounts	279,650	261,186
Derivatives	382,882	1,033,601
Notional value of call options sold	25,012	25,229
Notional value of forward transactions without delivery of underlying asset	56,917	461,234
Interest rate swap	157,505	157,917
Derivatives debit-balance contra accounts	143,448	389,221
Trust activity	742,783	587,659
Trust funds	742,783	587,659

CREDIT-BALANCE ACCOUNTS	12,243,124	12,204,355

Contingent	4,711,011	4,430,261
Other guarantees provided covered by debtors classification standards	46,265	85,213
Other guarantees provided not covered by debtors classification standards	131,171	130,826
Other covered by debtors classification standards	436,251	250,675
Contingent credit-balance contra accounts	4,097,324	3,963,547
Control	6,406,448	6,152,834
Checks to be credited	279,650	261,186
Control credit-balance contra accounts	6,126,798	5,891,648
Derivatives	382,882	1,033,601
Notional value of put options taken	24,336	32,905
Notional value of put options sold	62,207	69,900
Notional value of forward transactions without delivery of underlying asset	56,905	286,416
Derivatives credit-balance contra account	239,434	644,380
Trust activity	742,783	587,659
Trust activity credit-balance contra accounts	742,783	587,659

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		06/30/2010	06/30/2009 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	18	166
	Interest on loans to the financial sector	4,951	5,828
	Interest on overdrafts	122,952	182,426
	Interest on documents	70,441	104,964
	Interest on mortgage loans	53,286	52,396
	Interest on pledged loans	24,276	31,475
	Interest on credit card loans	97,075	96,464
	Interest on other loans	709,893	599,527
	Interest on other receivables from financial intermediation	609	61
	Income from government and private securities, net	541,388	525,856
	Income from guaranteed loans - Presidential Decree No. 1,387/01	633	3,181
	Net income from options	609
	CER (Benchmark Stabilization Coefficient) adjustment	2,810	7,527
	CVS (Salary Variation Coefficient) adjustment	324	364
	Difference in quoted prices of gold and foreign currency	91,953	94,284
	Other	66,426	195,664
		1,787,644	1,900,183

B.	FINANCIAL EXPENSE
	Interest on checking accounts	4,002	8,799
	Interest on savings accounts	9,546	8,127
	Interest on time deposits	459,847	620,313
	Interest on interfinancing received loans (received call)	2,174	621
	Interest on other financing from Financial Institutions	3	3
	Interest on other liabilities from financial intermediation	31,395	42,415
	Interest on subordinated bonds	28,254	26,714
	Other interest	966	1,605
	CER adjustment	2,800	2,517
	Contribution to Deposit Guarantee Fund	16,271	14,452
	Other	81,654	73,339
		636,912	798,905

	GROSS INTERMEDIATION MARGIN - GAIN	1,150,732	1,101,278
C.	PROVISION FOR LOAN LOSSES	60,961	51,524

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	38,007	27,262
	Related to deposits	373,124	335,057
	Other commissions	16,009	15,739
	Other	165,648	134,638
		592,788	512,696

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		06/30/2010	06/30/2009 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	36,164	29,761
	Other	94,677	80,232
		130,841	109,993

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	562,748	462,420
	Directors' and statutory auditors' fees	21,160	28,572
	Other professional fees	37,840	31,440
	Advertising and publicity	21,769	16,853
	Taxes	50,645	40,318
	Depreciation of equipment	28,285	26,340
	Amortization of organization costs	19,781	15,782
	Other operating expenses	116,075	98,740
	Other	10,076	9,728
		868,379	730,193

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	683,339	722,264

G.	OTHER INCOME
	Income from long-term investments	334	1,190
	Penalty interest	15,179	12,479
	Recovered loans and allowances reversed	33,650	22,030
	CER adjustments	63	31
	Others	37,687	24,821
		86,913	60,551

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	12	11
	Charges for other receivables uncollectibility and other allowances	11,773	28,483
	Amortization of differences related to court orders	8,523	12,833
	Depreciation and loss of other assets	1,433	3,949
	Goodwill amortization	4,216	4,216
	Other	10,822	15,867
		36,779	65,359

	MINORITY INTEREST IN SUBSIDIARIES	(3,268)	(1,872)

	NET INCOME BEFORE INCOME TAX - GAIN	730,205	715,584

I.	INCOME TAX	262,134	396,389

	NET INCOME FOR THE PERIOD - GAIN	468,071	319,195

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010	06/30/2009 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	5,396,063	3,523,897
Cash at end of the period	5,085,898	3,527,090
Net (Decrease)/Increase in cash	(310,165)	3,193

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	1,566,111	(1,276,976)
Loans
To the financial sector	(24,531)	25,153
To the non-financial government sector	(23,677)	(20,673)
To the non-financial private sector and foreign residents	(420,194)	1,080,755
Other receivables from financial intermediation	(1,920,739)	(939,921)
Assets subject to financial leases	65,308	92,907
Deposits
From the financial sector	152	(11,237)
From the non-financial government sector	1,468,681	(2,341)
From the non-financial private sector and foreign residents	752,025	1,276,520
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(92,396)	(50,734)
Others (except liabilities included under financing activities)	(269,530)	621,262
Collections related to service-charge income	587,270	508,255
Payments related to service-charge expenses	(127,192)	(108,085)
Administrative expenses paid	(850,098)	(692,656)
Payment of organization and development costs	(32,780)	(18,347)
Net collections from penalty interest	15,171	12,474
Differences from payments related to court orders	(10,982)	(14,439)
Collections of dividends from other companies	691
Other collections related to other income and losses	33,843	6,181
Net payments from other operating activities	(55,003)	(89,557)
Payment of income tax / minimum presumed income tax	(595,633)	(248,102)
Net cash flows generated in operating activities	66,497	150,439

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010	06/30/2009 (1)
Investing activities
Net payments for bank premises and equipment	(19,528)	(7,477)
Net (payments)/collections for other assets	(7,620)	5,320
Other collections / (payments) for investing activities	18,938	(8,810)
Net cash flows used in investing activities	(8,210)	(10,967)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(27,959)	(69,648)
Central Bank of Argentina:
Other	(155)	(77,058)
Banks and International Institutions	(189,237)	(30,116)
Subordinated corporate bonds	(29,961)	(43,013)
Financing received from Argentine financial institutions	(858)	(4,738)
Payment of dividends	(208,124)
Other payments from financing activities
Own shares reacquired		(56,665)
Net cash flows used in financing activities	(456,294)	(281,238)

Financial income and holding gains on cash and cash equivalents	87,842	144,959

Net (Decrease)/Increase in cash	(310,165)	3,193

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009

COMMERCIAL

In normal situation	6,498,325	5,369,950
With Senior “A” guarantees and counter-guarantees	206,562	227,375
With Senior “B” guarantees and counter-guarantees	870,236	677,310
Without Senior guarantees or counter-guarantees	5,421,527	4,465,265

Subject to special monitoring	117,024	114,424
In observation
With Senior “B” guarantees and counter-guarantees	12,821	5,805
Without Senior guarantees or counter-guarantees	85,191	104,281
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		3,932
Without Senior guarantees or counter-guarantees	19,012	406

Troubled	6,962	51,007
With Senior “B” guarantees and counter-guarantees	4,769	7,872
Without Senior guarantees or counter-guarantees	2,193	43,135

With high risk of insolvency	76,327	54,763
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	11,132	8,504
Without Senior guarantees or counter-guarantees	65,195	45,698

Irrecoverable	20,497	12,744
With Senior “B” guarantees and counter-guarantees	5,199	2,429
Without Senior guarantees or counter-guarantees	15,298	10,315

Subtotal Commercial	6,719,135	5,602,888

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010	12/31/2009

CONSUMER

Performing	7,025,748	6,355,377
With Senior “A” guarantees and counter-guarantees	20,254	28,392
With Senior “B” guarantees and counter-guarantees	623,607	719,501
Without Senior guarantees or counter-guarantees	6,381,887	5,607,484

Low risk	94,013	99,822
With Senior “A” guarantees and counter-guarantees	102	23
With Senior “B” guarantees and counter-guarantees	9,464	12,143
Without Senior guarantees or counter-guarantees	84,447	87,656

Medium risk	75,448	89,545
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	7,007	12,836
Without Senior guarantees or counter-guarantees	68,440	76,709

High risk	123,681	140,838
With Senior “A” guarantees and counter-guarantees		191
With Senior “B” guarantees and counter-guarantees	7,078	11,513
Without Senior guarantees or counter-guarantees	116,603	129,134

Irrecoverable	47,312	47,906
With Senior “A” guarantees and counter-guarantees	33
With Senior “B” guarantees and counter-guarantees	11,058	9,758
Without Senior guarantees or counter-guarantees	36,221	38,148

Irrecoverable according to Central Bank's rules	298	404
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	298	402

Subtotal Consumer	7,366,500	6,733,892
Total	14,085,635	12,336,780

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of June 30, 2010, and December 31, 2009, and (ii) the statements of income and cash flows for the six—month periods ended June 30, 2010, and 2009, with the financial statements of the subsidiaries listed in point 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of June 30, 2010 and December 31, 2009, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of June 30, 2010):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)   Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 967).

(b)   Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(c)   The indirect equity interest of Banco Macro S.A comes, mainly, from Sud Inversiones & Análisis S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to BCRA rules.  Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the BCRA trading room and effective for the foreign currency at the closing of transactions on the last business day of the period ended June 30, 2010, and  the year ended December 31, 2009.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)
The amounts of the accounts in the statement of income as for the six-month period ended June 30, 2010, and 2009, were converted into pesos, as of such dates according to the method described in a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at the period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of June 30, 2010, considering the translation process mentioned above are as follows:
	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	226,013	888,638

Liabilities	181,793	714,773

Shareholders’ equity	44,220	173,865

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of June 30, 2010:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	27,520,366	2,434,333	888,638	70,391	540,963	30,372,765

Liabilities	23,909,883	2,198,760	714,773	38,133	99,267	26,762,282

Shareholders’ equity	3,610,483	235,573	173,865	32,258	441,696	3,610,483

Income (loss)	468,071	32,358	9,289	3,272	44,919	468,071

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “cash and cash equivalents” to be the Cash and Government and private securities accounts which mature less than 90 days as from their date of acquisition. As of June 30, 2010 and 2009 and December 31, 2009, such securities total 578,256, 51,906 and 379,871, respectively.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of June 30, 2010 and December 31, 2009, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 25,159 and 25,006, respectively.

b)	Other receivables

As of June 30, 2010 and December 31, 2009, this includes other receivables in the amount of 2,321 and 2,178, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

2.2.	Macro Securities S.A. Sociedad de Bolsa:

a)	Interests in other companies

a.1)
As of June 30, 2010 and December 31, 2009, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 1,892 and 2,205, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702. This system enables the payment of the abovementioned taxes to be deferred up to the fifth year after the launch of the project (in this case, 2007), while it sets forth that the investment must be kept in assets for a period of at least five years as from January 1 of the year following the year in which the investment was made (in this case 2003).

a.2)	As of June 30, 2010 and December 31, 2009, this includes other investments in other companies in the amount of 1,453.

3.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of June 30, 2010:

	Balances at
	beginning of		Decreases		Balances at
Item	year	Increases	Charge off	Reversals	period-end

Allowances

For government and private securities	44	3		47

For loans	448,045	65,075	74,474	18,528	420,118

For other receivables from financial intermediation	231,219	3,570	723	1,151	232,915

For assets subject to financial lease	3,649	4		886	2,767

For investments in other companies	1,497	313		83	1,727

For other receivables	13,980	114	106	167	13,821

Total	698,434	69,079	75,303	20,862	671,348

Provisions

For contingent commitments	966			128	838

For negative goodwill	483			483

For other contingencies	66,847	10,994	3,514	100	74,227

Difference from court deposits dollarization	19,979	773		74	20,678

Total	88,275	11,767	3,514	785	95,743

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

4.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of June 30, 2010 and December 31, 2009, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	06/30/2010	12/31/2009

Futures / Foreign currency	51,917	661,610

Repo transactions	2,559,537	1,581,008

Forwards / Foreign currency	51,905	86,039

Options / Boden coupons	62,207	69,900

Swap / Other	157,505	157,917

Options / Other	49,347	47,259

Options / Foreign currency		10,875

Futures / Rate	10,000

In addition, positions of transactions effective as of June 30, 2010 and December 31, 2009, are as follows:

Transaction	06/30/2010	12/31/2009

Net liability position of repurchase agreements	(2,559,537)	(539,658)

Net asset position of forward transactions without delivery of underlying asset	12	174,818

Position of put options sold on Boden 2012 and 2013 coupons	62,207	69,900

Interest rate swaps	157,505	157,917

Position of put options taken	25,012	25,229

Position of call options sold	24,336	32,905

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

5.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation recorded in their financial statements as of June 30, 2010 and December 31, 2009:

Financial trust	06/30/2010	12/31/2009

Certificates of participation:

TST & AF (a)	57,054	43,617

Other	5,096	6,136
Total certificates of participation	62,150	49,753

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Sud Inversiones y Análisis S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of June 30, 2010, Macro Bank Limited is the beneficiary of 63.33% of the certificates of participation issued by TST & AF Trust, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them. As of December 31, 2009 Macro Bank Limited was the beneficiary of 46.67% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. was the beneficiary of 50% of them.

As per the latest accounting information available to date, corpus assets amounted to about 149,334.

5.2.	Trusts created using financial assets transferred by the Bank

Banco del Tucuman S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the last accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 489 to both dates.

5.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in note 15.4. to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of June 30, 2010 and December 31, 2009, the trusts’ assets managed amount to 424,917 and 413,839, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos – Maturity: 2014			222,169
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014			191,384
Secured bonds under Presidential Decree No. 1,579/02			178,979
Federal Government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Federal government bonds in US dollars at LIBOR - Maturity: 2012			1,784
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Federal government bonds in US dollars at LIBOR - Maturity: 2013			562
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts			659,371

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	1,811,118	1,811,118	9,752
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	183,242	183,242	1,464
Federal government bonds in US dollars at LIBOR - Maturity: 2012	60,171	60,171	52,874
Secured bonds under Presidential Decree No. 1,579/02	43,882	43,882	1,433
Consolidation bonds in pesos – Fourth series at 2%	22,663	22,663	599
Consolidation bonds of social security payables in pesos – Fourth Series	11,375	11,375	7,525
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015	7,045	7,045	1,064
Federal government bonds in pesos – Maturity: 2014	5,010	5,010	6,579
Federal Government bonds in US dollars at 7% - Maturity: 2015	3,259	3,259	1,544
Consolidation bonds in pesos – Sixth series	1,467	1,467	382
Par bonds denominated in pesos - Maturity: 2038	1,070	1,070	261
Federal Government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Other	926	926	1,708
Subtotal local holdings for trading or financial intermediation		2,151,228	1,131,405

- Foreign
Treasury Bill - Maturity: 07-01-10		275,226
Treasury Bill - Maturity: 01-14-10			379,666
Subtotal foreign holdings for trading or financial intermediation		275,226	379,666

Subtotal holdings for trading or financial intermediation		2,426,454	1,511,071

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private + 3,50 – Maturity: 2013		41,275	44,541
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,530	19,160
Federal government bonds in pesos at variable rate - Maturity: 2013		8,137	9,738
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		2,991	3,820
Province of Tucumán bonds - First series in pesos - Maturity: 2018		1,780	1,984
Consolidation bonds in pesos – Second series at 2%		260	199
Discount bonds denominated in pesos - Maturity: 2033 (governed by Argentine legislation)		35
Federal Government International bonds in US dollars at 8,75% - Maturity: 2017		11
Other		1	7
Subtotal unlisted government securities		73,020	79,449

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-29-10		336,257
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-11		301,783	14,652
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-01-10		28,277
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-06-10		8,730
Central Bank of Argentina Internal Bills in pesos – Maturity: 12-09-10		7,671
Subtotal Central Bank of Argentina Bills - Under repo Transactions		682,718	14,652

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-21-10	377,898	377,898
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-28-10	200,175	200,175
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-15-10	20,519	20,519
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-22-10	11,698	11,698
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		610,290	196,021

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-07-10		474,012
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-04-10		395,674
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-06-10		387,027
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-27-10		307,396
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-18-10		285,681
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-14-10		258,840
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-25-10		78,670
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-01-10		51,983
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-20-10		40,945
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-11-10		16,773
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-13-10		1,932
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-19-10			733,492
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		2,298,933	2,246,840

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-18-11	3,048	3,048
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina Notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina Notes - Listed - Own portfolio		3,048	68,464
Subtotal instruments issued by the Central Bank of Argentina		3,594,989	2,525,977

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2010		12/31/2009
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,594,989	2,525,977

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 11-21-10		971,037
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 09-29-10		464,156
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate + 2,5% – Maturity: 07-21-10		307,391
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 12-22-10		201,126
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 05-05-10			513,459
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 04-21-10			449,873
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 01-13-10			360,842
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 02-17-10			344,377
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 04-21-10			251,148
Central Bank of Argentina Internal Notes in pesos with variable BADLAR rate – Maturity: 01-20-10			204,745
Subtotal Central Bank of Argentina Notes - Unlisted - Own portfolio		1,943,710	2,124,444
Total Instruments issued by the Central Bank of Argentina		5,538,699	4,650,421
Total Government securities		8,038,173	6,900,312

INVESTMENTS IN LISTED PRIVATE SECURITIES			773

Total government and private securities (1)		8,038,173	6,901,085

(1)  As of December 31, 2009,  the Bank booked allowances for impairment in value amounting to 44.

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 18, 2010

MACRO BANK INC.

By:	/s/ Delfin Jorge Ezequiel Carballo
Name: Delfín Jorge Ezequiel Carballo
Title: Vice Chairman